# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: AiRWA INC., CIK 0001674440
CUSIP: 831445507
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 74 E. Glenwood Ave., #320, Smyrna, Delaware (DE), 19977
Date of event which requires filing of this statement: 01/21/2026
Filed by CIK 0002047853
Persons authorized to receive notices and communications: Hongyu Zhou, Room 3212, Tower 1, The Gateway, Harbour City, 25 Canton Road, Kowloon, Hong Kong (K3), 00000, 1 (646) 453-0678

## Reporting persons
- Hongyu Zhou (CIK 0002047853): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 5,816,489; shared voting power 0; sole dispositive power 5,816,489; shared dispositive power 0; aggregate amount beneficially owned 5,816,489 (13.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: AiRWA INC.
Address of issuer's principal executive offices: 74 E. Glenwood Ave., #320, Smyrna, Delaware (DE), 19977

## Item 2. Identity and Background
Name of person filing: The Reporting Person owns 5,816,489 shares of Common Stock (giving effect to the 1-for-50 reverse stock split effected on October 27, 2025), representing approximately 13.80% of the outstanding class.
Residence or business address:
Sole power to vote or direct the vote - 5,816,489 votes.

Shared power to vote or direct the vote - 0 votes.

Sole power to dispose or direct the disposition - 5,816,489 votes.

Shared power to dispose of direct the disposition - 0 votes.
Present principal occupation or employment: None.
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship: China

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On November 21, 2024, the Issuer issued 8,127,572 shares of Common Stock (162,552 shares after giving effect to the 1-for-50 reverse stock split effected on October 27, 2025) to the Reporting Person in exchange for 5,000 ordinary shares of Yuanyu Enterprise Management Co., Limited ("YYEM") to complete the acquisition of a 70% ownership stake in YYEM.

On January 14, 2026, the Issuer entered into a securities purchase agreement with the Reporting Person, pursuant to which the Issuer sold 4,215,000 shares of Common Stock at a purchase price of $1.37 per share to the Reporting Person, which is disclosed by the Issuer in the Current Report on Form 8-K filed with the SEC on January 15, 2026.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired (1) 162,552 shares of Common Stock of the Issuer in connection with the merger of YYEM into the Issuer, and (2) 4,215,000 shares of Common Stock of the Issuer pursuant to the securities purchase agreement, dated January 14, 2026, for investment purposes.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time, and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person owns 5,816,489 shares of Common Stock after giving effect to the 1-for-50 reverse stock split effected on October 27, 2025, representing approximately 13.80% of the outstanding class, based on the total number of shares outstanding as of January 15, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or direct the vote - 5,816,489 votes.

Shared power to vote or direct the vote - 0 votes.

Sole power to dispose or direct the disposition - 5,816,489 votes.

Shared power to dispose of direct the disposition - 0 votes.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Hongyu Zhou: /s/ Hongyu Zhou, Hongyu Zhou (01/23/2026)